                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                             (Amendment No.   )*




                          NAL Financial Group Inc.
                   -----------------------------------------
                               (Name of Issuer)


                                 Common Stock
                   -----------------------------------------
                         (Title of Class of Securities)


                                  62872M106
                   -----------------------------------------
                               (CUSIP Number)





        Check the following box if a fee is being paid with this statement[X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                               Page 1 of 6 Pages

CUSIP NO. 62872M106                  13G                   PAGE  2  OF 6  PAGES


1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Robert R. Bartolini


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a) [      ]
                                                         (b) [      ]


3    SEC USE ONLY




4    CITIZENSHIP OR PLACE OF ORGANIZATION

                                United States

                    5    SOLE VOTING POWER

                                125,000 (See Item 4)


   NUMBER OF        6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY                   2,216,202 (See Item 4)
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON
     WITH                       125,000 (See Item 4)


                    8    SHARED DISPOSITIVE POWER

                                2,216,202 (See Item 4)


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                2,341,202 (See Item 4)


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                34.4%


12   TYPE OF REPORTING PERSON*

                IN

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                      SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 10549


                       ---------------------------------


                       SCHEDULE 13G UNDER THE SECURITIES

                              EXCHANGE ACT OF 1934


                       ---------------------------------




Item 1.    (a).    Name of Issuer:

                        NAL Financial Group Inc.

           (b).    Address of Issuer's Principal Executive Offices:

                        500 Cypress Creek Road West, Suite 590
                        Fort Lauderdale, Florida  33309


Item 2.    (a).    Name of Person Filing:

                        Robert R. Bartolini


           (b).    Address of Principal Business Office:

                        500 Cypress Creek Road West, Suite 590
                        Fort Lauderdale, Florida  33309







                              Page 3 of 6 Pages

Item 2.    (c).    Citizenship:

                        United States


           (d).    Title of Class of Securities:

                        Common Stock


           (e).    CUSIP Number:



Item 3.            Not Applicable


Item 4.            Ownership.

           (a).    Amount Beneficially Owned
                        2,341,202

                This amount includes 1,647,004 shares held by the Reporting Person and Marcia Bartolini, his wife, Co-Trustees of the Robert R. Bartolini Revocable Trust dated July 27, 1992, 210,000 of which are subject to options granted by the Reporting Person during May 1995. It also includes 305,176 shares presently held by English McCaughan & O'Bryan, P.A. pursuant to the terms of the Voting Trust Agreement (Incorporated by reference to the Issuer's Current Report on Form 8-K dated November 30, 1994). It also includes 264,022 shares held by Marcia Bartolini and the Reporting Person, Co-Trustees of the Marcia Bartolini Revocable Trust dated July 27, 1992. It also includes Incentive Stock Options to purchase 19,445 shares of Common Stock granted December 1994 which vested as of January 1, 1996. It also includes Incentive Stock Options to purchase 105,555 shares of Common Stock granted December 1994 and 1995, which have not vested.

                With the exception of the stock options granted to the Reporting Person during December 1994 and December 1995, the shares reflected as being beneficially owned by the Reporting Person were acquired in an exchange transaction with the Company on November 30, 1994. The Company thereafter became a reporting company under Section 12(g) of the Securities Exchange Act of 1934 during May 1995.


           (b).    Percent of Class:

                        34.4%

           (c).    Number of Shares as to which Reporting Person has:

                   (i)      sole power to vote or to direct the vote
                                        125,000

                   (ii)     shared power to vote or to direct the vote
                                        2,216,202

                   (iii)    sole power to dispose or to direct the
                            disposition of
                                        125,000

                   (iv)     shared power to dispose or to direct the
                            disposition of
                                        2,216,202




                              Page 4 of 6 Pages

Item 5.            Ownership of Five Percent or Less of a Class:

                        Not applicable



Item 6.            Ownership of More Than Five Percent on Behalf of Another
                   Person:

                        By nature of the Revocable Trust discussed under
                        Item 4, the beneficiaries of such Trusts are the Reporting Person and his wife.


Item 7. Identification and Classification of Subsidiaries which Acquired the Security Being Reported on by the Parent Holding Company:

                        Not applicable



Item 8.            Identification and Classification of Members of the Group:


                        Not applicable




                              Page 5 of 6 Pages

Item 9.            Notice of Dissolution of Group:

                        Not applicable


Item 10.           Certification:

                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                   Signature: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.







                                          By:  /s/ Robert R. Bartolini
                                               ------------------------
                                               Robert R. Bartolini





Dated: February 13, 1996




                               Page 6 of 6 Pages